Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and subsidiaries ("Grupo TFM")
Reduces Net Profit For Third Quarter And Nine Months Ended September 30, 2002
Due To Potential Additional Judicial Processes Related To VAT Lawsuit

Restatement Has No Effect On Grupo TFM's Cash Flow or Liquidity

Mexico City, December 19, 2002 - In light of the potential additional judicial processes created by the upper chamber of the Federal Tribunal of Fiscal and Administrative Justice's (the "Fiscal Court's") December 6, 2002, decision, which may extend the timing of the value added tax ("VAT") recovery, and in accordance with International Accounting Standards (IAS), Grupo TFM, parent company of TFM, S.A. de C.V. (TFM) has restated the company's unaudited, interim financial statements for the three- and nine-month periods ended September 30, 2002, reversing the previously recorded receivable from the government related to the VAT refund.

As previously reported, on September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on a VAT claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT certificate to a Mexican governmental agency, rather than to TFM.

By a unanimous decision, the Federal Court vacated a prior judgment of the Fiscal Court and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of the beneficiary (TFM in this case). On December 6, 2002, the upper chamber of the Fiscal Court voted in the same manner as its earlier ruling against TFM.

TFM has not yet been served with the written decision of the Fiscal Court and therefore, has based its analysis on the oral decision of the Fiscal Court announced on December 6, 2002. The Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. TFM intends to challenge the ruling of the Fiscal Court through all appropriate legal means and remains confident that it will prevail.

The face value of the VAT certificate at issue is approximately 2,111 million pesos ($206 million based on exchange rates in effect at September 30, 2002), and any recovery will reflect adjustments for inflation and accruals of interest at statutory rates since 1997, in accordance with the legal codes applicable from time to time since that date.

Based upon the September 25, 2002, decision of the Federal Court, which in the opinion from TFM's legal counsel is a judged matter, Grupo TFM's unaudited, interim financial statements for the quarter ended September 30, 2002, reflected a $534.4 million after tax gain related to the VAT refund, and recorded a net account receivable of $822 million.

In light of the potential additional judicial processes created by the Fiscal Court's December 6, 2002, decision, which may extend the timing of the recovery, and in accordance with International Accounting Standards (IAS), Grupo TFM has determined to restate its unaudited, interim financial statements for the three- and nine-month periods ended September 30, 2002, to reverse the previously recorded receivable from the government related to the VAT refund. TFM will continue to evaluate future developments in this case to determine when it would be appropriate to recognize the VAT refund.

The effect of the restatement is to reduce Grupo TFM's net income for the three- and nine-month periods ended September 30, 2002, from a net income of $415.2 million and $435.7 million, respectively, to a net loss of $10.9 million and net income of $9.6 million, respectively. The restatement has no effect on Grupo TFM's cash flow or liquidity position.

TFM operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Restated and Condensed Consolidated Statement of Income (Amounts expressed in thousands of US dollars) (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2002 (1)	2001	2002 (1)	2001
Transportation revenues	175,304	$ 168,036	519,091	$ 495,982

Total cost	(136,622)	(126,975)	(397,855)	(379,788)

Operating profit	38,682	41,061	121,236	116,194

Other income (expenses) – net	(219)	(3,969)	(7,479)	45,777

Net comprehensive financing cost	(30,215)	(27,565)	(82,698)	(66,203)

Income before taxes	8,248	9,527	31,059	95,768
and minority interest
Deferred income tax	(21,888)	7,100	(19,343)	(10,845)

Income before minority interest	(13,640)	16,627	11,716	84,923
Minority interest	2,710	(3,159)	(2,113)	(17,029)

Net income for the period	($ 10,930)	$ 13,468	$ 9,603	$ 67,894

(1)	It includes second and third quarter figures of Mexrail, Inc. and Subsidiary.
The consolidated financial statements were prepared in accordance with International Accounting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Restated and Condensed Consolidated Statement of Income (Amounts expressed in thousands of US dollars) (Unaudited)

	September 30, 2002(1)	December 31, 2001

Assets
Current assets	277,573	304,632
Fixed and other assets	1,966,269	2,000,682

Total assets	$2,243,842	$2,305,314

Current liabilities	127,964	361,061
Long-term liabilities	1,049,943	593,844

Total liabilities	1,177,907	954,905
Minority interest	334,461	391,589
Stockholders’ equity
Total stockholders’ equity	731,474	958,820

Total liabilities and stockholders’ equity	$2,243,842	$2,305,314

(1)It includes second and third quarter figures of Mexrail, Inc. and Subsidiary. The consolidated financial statements were prepared in accordance with International Accounting Standards.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S.- Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.

INVESTOR INFORMATION

Corporate Headquarters:

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
Av. Periférico Sur No. 4829
Col. Parques del Pedregal
México, D.F. 14010
Telephone: (525) 447-5836
Fax: (525) 447-5739
http://www. tfm.com.mx

Investor Inquiries:

Jacinto Marina
Chief Financial Officer

León Ortíz
Financial Director, Treasurer